                                 File No. 69-284


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                     HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                         HAWAIIAN ELECTRIC COMPANY, INC.

     each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of HECO, Malama Pacific Corp. (MPC), The Old Oahu Tug Service, Inc., HEI Diversified, Inc. (HEIDI), HEI Properties, Inc., Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp.

     (HEIPC), HEI District Cooling, Inc. (HEIDC), ProVision Technologies, Inc. (ProVision), HEI Leasing, Inc. (HEILI), Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III. HEI and its direct and indirect subsidiaries are collectively referred to as the Company.

               HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I (HECO Trust I) and HECO Capital Trust II (HECO Trust II).

               MPC is the parent company of Malama Property Investment Corp.
     (MPIC), Malama Development Corp. (MDC) and Malama Mohala Corp. (MMoC). On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries). Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998. As real estate assets and investments have been sold or transferred, the entities which held them and entities which were no longer active have been dissolved. In 2000, TMG Service Corp. and Malama Waterfront Corp. were dissolved.

               In November 1999, Hawaiian Tug & Barge Corp. (HTB) sold substantially all of its operating assets and the stock of Young Brothers, Limited (YB). On November 10, 1999, HTB changed its name to The Old Oahu Tug Service, Inc. (TOOTS) and ceased operations.

               HEIDI is the parent company of American Savings Bank, F.S.B.
     (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC), AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation and ASB Realty Corporation.

               HEIPC is the parent company of HEI Power Corp. Guam (a foreign utility company, see items 4a and 4b), HEI Power Corp. Saipan and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, Lake Mainit Power, LLC, HEIPC Cambodia Ventures, HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), HEIPC Phnom

     Penh Power (Limited), LLC, HEIPC Bulacan I, LLC, HEIPC Bulacan II, LLC, HEI Power Corp. China (owner of approximately 76% of Dafeng Sanlian Cogeneration Co., Ltd.), HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited (UPP), which in turn is the 75% owner of Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b), HEI Power Corp. China III and HEI Power Corp. China IV. HEIPC is also the parent company of HEI Investments, Inc. (HEIII), which is the parent company of HEIPC Philippines Holding Co., Inc. (Phil Holding), which in turn is the indirect owner of an approximately 46% interest in East Asia Power Resources Corporation (EAPRC) (a foreign utility company, see items 4a and 4b) through its 50% ownership interest in EPHE Philippines Energy Company, Inc. (EPHE). (The other 50% ownership interest in EPHE is held indirectly through subsidiaries of El Paso Energy Corporation.) In February 2001, Phil Holding filed an Amendment of the Fourth Article of the Corporation, which upon approval by the Philippines Securities and Exchange Commission (SEC), shortens the corporate life of Phil Holding to a period ending February 28, 2001 or such other date as the Philippine SEC shall approve.

               HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust I was formed under the laws of the State of

     Delaware on December 31, 1996. The Bank of New York is the corporate trustee of HECO Trust I and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Trust I is a statutory business trust formed for the exclusive purposes of
     (i) issuing and selling its common securities to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS I) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS I and the common securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust II was formed under the laws of the State of Delaware on October 15, 1998. The Bank of New York is the corporate trustee of HECO Trust II and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Trust II is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS
     II) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS II and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust II as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto.

               MPC was incorporated on December 5, 1985; MPIC was incorporated on December 30, 1988; MDC was incorporated on December 15, 1989; and MMoC was incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 900 Richards Street, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies which were organized to invest in, develop and sell real estate. Since September 14, 1998, MPC and its subsidiaries have been accounted for as discontinued operations in HEI's consolidated financial statements.

               Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. on

     October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On November 10, 1999, the sale of substantially all of the operating assets of HTB was closed and HTB's name was changed to The Old Oahu Tug Service, Inc. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HTB was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. TOOTS no longer provides charter towing and harbor-assist towing services and is currently conducting shut-down activities, after which it is expected to be dissolved. YB, also acquired by HEI on October 1, 1986, was incorporated under the laws of the State of Hawaii on January 7, 1960. On November 10, 1999, HTB sold all of the stock of YB. YB's principal executive office was located at 1331 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operated as the major authorized common carrier under the Hawaii Water Carrier Act.

               HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage-backed and other securities, and (3) make various types of commercial and consumer loans. ASB Service Corporation, which was incorporated on October 23, 1990, holds real estate for use by ASB employees; American Savings Mortgage Co., Inc., which was incorporated on October 23, 1990, is a mortgage brokerage company; AdCommunications, Inc., which was incorporated on October 23, 1990, is an advertising agency; ASISC, which was incorporated on October 11, 1990, markets insurance and investment products; and ASB Realty Corporation, which was incorporated on March 27, 1998, owns and manages real estate assets. ASISC has entered into an agreement dated as of December 22, 2000, to acquire all of the capital stock of Bishop Insurance Agency of Hawaii, Inc., which was incorporated as LPK Corp. under the laws of the State of Hawaii on February 23, 1984,changed its name to its present name on May 18, 1984, and markets insurance products.

               HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998, as HEIDI Real Estate Corp. and its name was changed to HEIPI on September 23, 1999. Ownership of HEIPI was transferred to HEI by HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI was formed as a nonutility company to hold real estate and related assets.

               PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to an affiliate.

               HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies have been formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. Management is currently evaluating the overall international strategy and HEIPC's strategic alternatives. The Company will not be investing in new international power projects during this period of evaluation. The following are active, direct and indirect subsidiaries of HEIPC which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses): HEI

     Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); and HEI Power Corp. Philippines (April 24, 1996). The following are inactive subsidiaries of HEIPC at the Cayman Location which were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses): HEIPC Philippine Ventures (April 23, 1996); HEIPC Cambodia Ventures (April 23, 1996); HEIPC Phnom Penh Power (Limited), LLC (April 24,
     1996); Lake Mainit Power, LLC (May 21, 1996); HEIPC Bulacan I, LLC (May 29,
     1997); and HEIPC Bulacan II, LLC (May 29, 1997).

               The following are active, indirect subsidiaries of HEIPC which have their principal executive offices at Les Jamalacs Building, Vieux Conseil St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses): HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II (China II) (June 10, 1998); and UPP (June 29, 1998). The following are inactive, indirect subsidiaries of HEIPC at the Mauritius Location which were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses): HEI Power Corp. China III (June 24, 1998) and HEI Power Corp. China IV (June 24, 1998).

               HEI Power Corp. Saipan (April 1, 1998) is an inactive, direct subsidiary of HEIPC incorporated under the laws of the Commonwealth of the Northern Mariana Islands and which has its principal executive offices at P.O. Box 410, Saipan, MP 96950.

               Dafeng Sanlian Cogeneration Co., Ltd. (August 19, 1998; 76.4% ownership percentage) is an active subsidiary of HEI Power Corp. China and is registered under the laws of the People's Republic of China (China) and having its principal executive offices at Dafeng Economic Development Zone, Dafeng City, Jiangsu Province, China; however, it does not own or operate any facilities that are used for the generation, transmission, or distribution of electric energy or the distribution of natural or manufactured gas and does not have any interest in any foreign utility company.

               On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEIII. HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. HEIII's principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It holds investments in leveraged leases. In February 2000, HEIII was recapitalized and all its common stock and one series of its preferred stock was contributed to HEIPC. In

     March 2000, HEIII registered (i.e., continued) in Nova Scotia, Canada and its subsidiary, Phil Holding, acquired a 50% interest in EPHE. Phil Holding, a subsidiary of HEIII, was incorporated on February 8, 2000, under the laws of the Republic of the Philippines and its principal executive office is located at Metro Manila, Philippines. On March 6, 2000, HEI acquired indirectly through Phil Holding a 50% interest in EPHE which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines. EPHE owns approximately 91.7% of the common shares of EAPRC. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. In February 2001, Phil Holding was in the process of being dissolved.

               On December 30, 1985, HEIIC (now known as HEIII) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818 -megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC's investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in
     Section 2(a)(3) of the Act. Other direct or indirect subsidiaries or investments of HEIPC are listed under item 4a.

               HEIDC was incorporated under the laws of the State of Hawaii on August 17, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDC was formed to develop, build, own, operate and/or maintain, either directly or indirectly, central chilled water, cooling system facilities, and other energy related products and services for commercial and residential buildings.

               ProVision was incorporated under the laws of the State of Hawaii on October 13, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. ProVision was formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim.

               HEILI was incorporated under the laws of the State of Hawaii on February 28, 2000. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEILI was formed to own real estate subject to leases. HEILI currently owns no significant assets and is inactive.

               Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent's office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment Instruments and Eligible Debt Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

               HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of these trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. HEI Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, and (iii) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from electric service, savings bank operations, energy conversion fees and investments.

               HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 MW as of December 31, 2000. HECO's power purchase agreements (PPAs) with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provide for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 2000.

               HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 153 MW as of December 31, 2000. Its five power plants are located on the island of Hawaii. As of December 31, 2000, HELCO had PPAs with Puna Geothermal Ventures, Hilo Coast Power Company and Hamakua Energy Partners, L.P. providing for an additional 30 MW, 22 MW and 59 MW, respectively, of firm generating capability. HELCO currently owns and operates two small run-of-river hydro units and a windfarm at Waikoloa which consists of 60 operating wind machines with a total operating capacity of 1.2 MW as of December 31, 2000.

               MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 257 MW as of December 31, 2000. A PPA between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 2000.

               HECO, HELCO and MECO also own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               In 2000, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,211,760,196 kwh. of electric energy, HELCO sold at retail 954,453,207 kwh. of electric energy, and MECO sold at retail 1,105,463,174 kwh. of electric energy.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          None.


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               HEI Power Corp. Guam (HPG), a direct subsidiary of HEIPC, has principal executive offices at Tanguisson power plant, NCS Dededo, Guam 96921 and 220 South King Street, Honolulu, Hawaii 96813. In September 1996, HPG entered into an energy conversion agreement with Guam Power Authority
     (GPA), pursuant to which HPG rehabilitated, and for a period of approximately 20 years will be operating and maintaining, two oil-fired 25-MW (net) steam turbine generators at Tanguisson, Guam.

               On or about September 3, 1998, HEI acquired an indirect 80% interest in UPP (through HEI's indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign coorperative joint venture established under the laws of the People's Republic of China. On December 30, 1999 China II acquired the remaining 20% interest in UPP for an effective 75% interest in Tianjiao. Tianjiao will construct, operate, and maintain a 200-MW (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction, beginning September 18, 1996. The power plant is to be built "inside the fence" for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which will be the sole purchaser of the power. At the end of the term, the plant will be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao). Construction has been delayed due to delays in obtaining a satisfactory interconnection agreement between Tianjiao and the Inner Mongolia Power Company.

               On December 4, 1998, HEI acquired indirectly through Philippine Develop an interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which has its principal executive offices at 8/F Strata 100 Building, Emerald Avenue, Ortigas Complex, Pasig City, Metro Manila 1600, Philippines and is incorporated under the laws of the Philippines. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (69 KV and 138
     KV) and 1,000 kilometers of distribution lines. It also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility.

               On March 6, 2000, HEI acquired indirectly through Phil Holding a 50% interest in EPHE and thereby an approximately 46% indirect interest in EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines. EAPRC is a holding company primarily engaged in the electric generation business in Manila through its direct and indirect subsidiaries using land and barge-based generating facilities. In December 2000, Phil Holding wrote off its indirect investment in EAPRC. In February 2001, Phil Holding was in the process of being dissolved.

               East Asia Diesel Power Corporation (EADPC), a direct subsidiary of EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines, owns and operates two oil-fired power generating barges with an aggregate installed capacity of 109 MW. The barges are located within National Power Corporation's primary load center in Navotas, Metro Manila, Philippines.

               Sunrise Power Company Inc. (SPCI), an indirect subsidiary of EAPRC, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines, owns and operates a 22.8 MW oil-fired power plant inMariveles, Bataan, Philippines.

               Duracom Mobile Power Corporation (DMPC), an indirect subsidiary of East Asia, which has its principal executive offices at 20/th/ Floor, One Magnificent Mile Building, San Miguel Avenue, Pasig City, Metro Manila, Philippines and is incorporated under the laws of the Republic of the Philippines, owns and operates two oil-fired power generating barges ("Dura I" and "Dura II") with a total installed capacity of 133 MW. The barges are located in Navotas, Metro Manila, Philippines.

               During 2000, EAPRC disposed of its interests in East Asia Global Management Limited and in San Fernando Electric Light and Power Company Inc.Also, in February of 2001 EAPRC's assigned all its interests in East Asia Utilities Corporation (including Cebu Private Power Corporation) to a party unrelated to the claimant.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

               HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of HPG, International and HEIII.

               International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

               International owns all of the issued and outstanding shares of common stock of Philippine Develop. Philippine Develop owns 5% of the common stock and convertible cumulative nonparticipating preferred shares of CEPALCO which, if converted to common stock, are intended to constitute an additional 15% of the issued and outstanding common stock of CEPALCO.

               HEIII owns all the issued and outstanding shares of common stock of Phil Holding. Phil Holding owns 50% of EPHE. EPHE owns approximately 91.7% of the common shares of EAPRC. EAPRC owns all the issued and outstanding shares of common stock of EADPC. EADPC owns approximately 66.7% of SPCI and 40% of DMPC.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               As of December 31, 2000, HEI had invested, through HEIPC (in addition to retained earnings), $2,250,000 in HPG. Also as of December 31, 2000, there were intercompany borrowings by HPG from HEIPC of $8,559,000 and no other borrowings. HEIPC's intercompany loans to HPG were funded by investments in and loans to HEIPC by HEI. As of December 31, 2000, HEI has not directly or indirectly guaranteed the securities of HPG and there was no debt or other financial obligation relating to HPG for which there was recourse against HEI or any other system company (other than HPG).

               As of December 31, 2000, HEI had invested, through HEIPC and its subsidiaries, $24.7 million in connection with the Tianjiao project in China, of which $9.4 million is reflected in equity in Tianjiao. As of December 31, 2000, there were no intercompany borrowings by Tianjiao from HEI or any other HEI system company. As of December 31, 2000, HEI has not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other HEI system company (other than Tianjiao), except for UPP's conditional nonrecourse commitment to invest an additional 586 million Renminbi (approximately $70 million) in Tianjiao.

               As of December 31, 2000, HEI had invested, through HEIPC and its subsidiaries, $9.7 million in CEPALCO preferred and common stock. As of December 31, 2000, there were no intercompany borrowings by CEPALCO from HEI or any other HEI system company. As of December 31, 2000, HEI has not directly or indirectly guaranteed the securities of CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other HEI system company (other than CEPALCO).

               As of December 31, 2000, HEI had invested, through HEIPC and its subsidiaries, $89.8 million in EAPRC and subsidiaries, of which $89.5 million had been recorded as operating losses or written off. As of December 31, 2000, there were no intercompany borrowings by EAPRC or EAPRC's subsidiaries from HEI or any other HEI system company. HEI has indirectly guaranteed $10 million of EAPRC's and a subsidiary's loans, and the potential payment obligation under this guaranty was accrued as of December 31, 2000, simultaneously with the write-off of the investment in EAPRC. HEI has guaranteed payment performance through June 2001 on fuel oil put option contracts sold by Cebu Private Power Corporation and East Asia Utilities Corporation. HEI subsequently purchased put option contracts with identical terms and conditions to the put option contracts sold by Cebu Private Power Corporation and East Asia Utilities Corporation to offset the impact of any required performance on its guaranty.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               As of December 31, 2000, HPG's capitalization (i.e., common stock equity) was $3,909,000. For 2000, HPG's net income was $1,005,000.

               As of December 31, 2000, Tianjiao's capitalization (i.e., common stock equity) was $10,075,000. For 2000 Tianjiao's net loss was $302,000.

               As of December 31, 2000, the investment in CEPALCO preferred and common stock was carried at $9.7 million. For 2000 Philippine Develop received $0.6 million in dividend income.

               As of December 31, 2000, the investment in EAPRC common stock was nil as the investment was written off. For 2000, the Company's equity in losses of EAPRC and subsidiaries was $22.5 million.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

               HPG maintains agreements with certain HEI affiliates for operation, maintenance and administrative and general services of the power plants and electrical systems. For 2000, HPG fees for services from HEI, HECO and HEIPC totaled $34,000.

               Tianjiao and CEPALCO have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP's obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation for these services from Tianjiao.

               EAPRC maintained agreements with Phil Holding for management services rendered during 2000. For 2000, EAPRC fees for services from Phil Holding totaled $2,537,000.

                                   EXHIBIT A

               Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 2000, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 2000, are attached hereto as Exhibit A.

               Unaudited consolidating income and retained earnings information for the calendar year 2000 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for HEI Power Corp. and its subsidiary companies, for HEI Investments, Inc. and its subsidiary, for HEI Power Corp. International and its subsidiary companies and for HEI Power Corp. China II and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 2000, are attached hereto as Exhibits A-1 through A-7. Unaudited consolidating income, retained earnings and balance sheet information for MPC and its subsidiaries are not provided as MPC and its subsidiaries are being accounted for as discontinued operations in HEI's consolidated financial statements effective September 14, 1998.

                                   EXHIBIT B

               The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.

               The following organizational chart shows the relationship to other system companies of each foreign utility company in which HEI has a direct or indirect interest.

                                   EXHIBIT C

               HEI - HEIPC -  HPG
               HEI - HEIPC - International - China II - UPP - Tianjiao (UPP owns 75%)
               HEI - HEIPC - International - Philippine Develop - CEPALCO
               HEI - HEIPC - HEIII - Phil Holding - EPHE (Phil Holding owns 50%) -
                    EAPRC (EPHE owns approximately 91.7%) - EADPC -
                    - (1) SPCI (EADPC owns approximately 66.7%)
                    - (2) DMPC (EADPC owns 40%)

               Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 26th day of February 2001.


                                                                  HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                                                  Claimant

                                                                  By /s/ Robert F. Clarke
                                                                    ----------------------------------------------
                                                                  Robert F. Clarke
                                                                  Chairman, President and
               ATTEST:                                            Chief Executive Officer

               /s/ Peter C. Lewis                                 By /s/ Robert F. Mougeot
               ------------------------------------                 ----------------------------------------------
                  Peter C. Lewis                                  Robert F. Mougeot
                  Vice President-Administration                   Financial Vice President, Treasurer and
                     & Corporate Secretary                        Chief Financial Officer

                                                                  HAWAIIAN ELECTRIC COMPANY, INC.
                                                                  Claimant

                                                                  By /s/ T. Michael May
                                                                    ----------------------------------------------
                                                                  T. Michael May
                  ATTEST:                                         President and
                                                                  Chief Executive Officer

                  /s/ Molly M. Egged                              By /s/ Jackie M. Erickson
                  ---------------------------------                  ---------------------------------------------
                  Molly M. Egged                                  Jackie M. Erickson
                  Secretary                                       Vice President - Customer Operations/
                                                                  General Counsel

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Peter C. Lewis
                             Vice President-Administration & Corporate Secretary Hawaiian Electric Industries, Inc.
                             P. O. Box 730
                             Honolulu, Hawaii 96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                                  Exhibit A
Consolidating Balance Sheet  (Page 1 of 3)                                                                         Page 1 of 8
December 31, 2000
(Unaudited)
(in thousands)                                               Hawaiian
                                               Hawaiian      Electric         HEI
                                               Electric      Company,    Diversified,    HEI Power         HEI          HEI
                                             Industries,     Inc. and      Inc. and      Corp. and     Investments,   Leasing,
ASSETS                                           Inc.      subsidiaries   subsidiary    subsidiaries      Inc.          Inc.
-------------------------------------------  -----------    -----------   -----------   -----------    -----------   -----------
Cash and equivalents                         $       677          1,534       208,489         2,495             --   $         8
Notes receivable from affiliated companies        16,058             --        18,049           658             --            --
Accounts receivable and unbilled revenues,
   net                                             1,194        157,992        30,021         3,448             --            --
Available-for-sale investment and
   mortgage/asset-backed securities                   --             --       164,668            --             --            --
Held-to-maturity investment and
   mortgage/asset-backed securities                   --             --     1,789,066            --             --            --
Held-to-maturity mortgage/asset-backed
   securities pledged for
   repurchase agreements                              --             --       316,771            --             --            --
Loans receivable, net                                 --             --     3,211,325            --             --            --
Property, plant and equipment, net                 2,748      1,992,595        59,082        36,871             --            --
Regulatory assets                                     --        116,623            --            --             --            --
Other                                             23,885         99,778        91,592        60,566             --            --
Goodwill and other intangibles                        --             --        99,128            --             --            --
Investments in subsidiaries, at equity         1,360,218             --            --            --             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
                                             $ 1,404,780      2,368,522     5,988,191       104,038             --   $         8
                                             ===========    ===========   ===========   ===========    ===========   ===========
LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------
Liabilities
Accounts payable                             $     8,423         82,715        35,977         1,856             --     $      --
Deposit liabilities                                   --             --     3,584,646            --             --            --
Short-term borrowings                             23,634        113,162            --         7,294             --            --
Securities sold under agreements
   to repurchase                                      --             --       596,504            --             --            --
Advances from Federal Home Loan Bank                  --             --     1,249,252            --             --            --
Long-term debt                                   524,000        667,731        17,073        17,073             --            --
Deferred income taxes                            (39,048)       137,066         7,280        41,594             --            --
Contributions in aid of construction                  --        211,518            --            --             --            --
Other                                             48,712        197,025        38,053         1,978             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
                                                 565,721      1,409,217     5,528,785        69,795             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
   directly or indirectly holding solely
   HEI and HEI-guaranteed and HECO and
   HECO- guaranteed subordinated
   debentures                                         --        100,000            --            --             --            --
Preferred stock of subsidiaries-not
   subject to mandatory redemption                    --         34,293           113            --             --            --
Minority interests                                    --             --            --           839             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
                                                      --        134,293           113           839             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
Stockholders' equity
Preferred stock                                       --             --            --            --             --            --
Common stock                                     691,735        381,042       329,596       143,130             --            10
Retained earnings (deficit)                      147,324        443,970       129,697      (109,726)            --            (2)
                                             -----------    -----------   -----------   -----------    -----------   -----------
                                                 839,059        825,012       459,293        33,404             --             8
                                             -----------    -----------   -----------   -----------    -----------   -----------
                                             $ 1,404,780      2,368,522     5,988,191       104,038             --   $         8
                                             ===========    ===========   ===========   ===========    ===========   ===========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                               Exhibit A
Consolidating Balance Sheet  (Page 2 of 3)                                                                      Page 2 of 8
December 31, 2000
(Unaudited)
(in thousands)
(Continued)
                                                         Pacific          HEI                                         HEI
                                             HEI          Energy        District      ProVision         Hycap      Preferred
ASSETS                                   Properties,   Conservation     Cooling,    Technologies,    Management,    Funding,
                                             Inc.      Services, Inc.     Inc.          Inc.            Inc.           LP
---------------------------------------- ------------- --------------- ------------ --------------  -------------- -----------
Cash and equivalents                       $      1          60             14             55               424       $  1,277
Notes receivable from affiliated                264           3              1             --                --        120,073
   companies
Accounts receivable and unbilled
   revenues, net                                  1           9             --              1                71              7
Available-for-sale investment and
   mortgage/asset-backed securities              --          --             --             --                --             --
Held-to-maturity investment and
   mortgage/asset-backed securities              --          --             --             --                --             --
Held-to-maturity mortgage/asset-backed
   securities pledged for repurchase
   agreements                                    --          --             --             --                --             --
Loans receivable, net                            --          --             --             --                --             --
Property, plant and equipment, net               --          --             --             49                --             --
Regulatory assets                                --          --             --             --                --             --
Other                                         5,466          --             --            103                --             --
Goodwill and other intangibles                   --          --             --             --                --             --
Investments in subsidiaries, at equity           --          --             --             --            18,193             --
                                           --------    --------        -------       --------          --------       --------
                                           $  5,732          72             15            208            18,688       $121,357
                                           ========    ========        =======       ========          ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities
Accounts payable                           $     --           3             --              2                --       $     71
Deposit liabilities                              --          --             --             --                --             --
Short-term borrowings                            --          --             --             --                --             --
Securities sold under agreements to
   repurchase                                    --          --             --             --                --             --
Advances from Federal Home Loan Bank             --          --             --             --                --             --
Long-term debt                                   --          --             --             --                --             --
Deferred income taxes                           626          --             (5)            --                --             --
Contributions in aid of construction             --          --             --             --                --             --
Other                                          (278)         15              1             18                 3             --
                                           --------    --------        -------       --------          --------       --------
                                                348          18             (4)            20                 3             71
                                           --------    --------        -------       --------          --------       --------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
   directly or indirectly holding solely
   HEI and HEI-guaranteed and HECO and
   HECO-guaranteed subordinated
   debentures                                    --          --             --             --                --             --
Preferred stock of subsidiaries-not
   subject to mandatory redemption               --          --             --             --                --             --
Minority interests                               --          --             --             --                --             --
                                           --------    --------        -------       --------          --------       --------
                                                 --          --             --             --                --             --
                                           --------    --------        -------       --------          --------       --------
Stockholders' equity
Preferred stock                                  --          --             --             --                --             --
Common stock                                  3,943         500          1,250            490            18,364        121,286
Retained earnings (deficit)                   1,441        (446)        (1,231)          (302)              321             --
                                           --------    --------        -------       --------          --------       --------
                                              5,384          54             19            188            18,685        121,286
                                           --------    --------        -------       --------          --------       --------
                                           $  5,732          72             15            208            18,688       $121,357
                                           ========    ========        =======       ========          ========       ========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 3 of 3)                            Page 3 of 8
December 31, 2000
(Unaudited)
(in thousands)

(Continued)                                        Hawaiian        The Old     Malama Pacific   Reclassifi-
                                                   Electric         Oahu         Corp. and       cations
                                                  Industries         Tug        subsidiaries       and
                                                    Capital       Service,     (Discontinued   Eliminations
ASSETS                                              Trust I         Inc.        operations)      Dr. (Cr.)      Consolidated
---------------------------------------------    -------------- -------------- --------------- --------------  --------------
Cash and equivalents                              $        --             --             --             --    $   215,034
Notes receivable from affiliated companies                 --         21,732             --       (176,838)            --
Accounts receivable and
  unbilled revenues, net                                   --            239             --         (1,482)       191,501
Available-for-sale investment and
   mortgage/asset-backed securities                        --             --             --             --        164,668
Held-to-maturity investment and
   mortgage/asset-backed securities                        --             --             --             --      1,789,066
Held-to-maturity mortgage/asset-backed
   securities pledged for repurchase agreements            --             --             --             --        316,771
Loans receivable, net                                      --             --             --             --      3,211,325
Property, plant and equipment, net                         --             --             --             --      2,091,345
Regulatory assets                                          --             --             --             --        116,623
Other                                                      --             --         (7,529)            --        273,861
Goodwill and other intangibles                             --             --             --             --         99,128
Investments in subsidiaries, at equity                103,093             --             --     (1,481,504)            --
                                                  -----------    -----------    -----------    -----------    -----------
                                                  $   103,093         21,971         (7,529)    (1,659,824)   $ 8,469,322
                                                  ===========    ===========    ===========    ===========    ===========
LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------------------------------
Liabilities
Accounts payable                                  $        --             --             --          1,482    $   127,565
Deposit liabilities                                        --             --             --             --      3,584,646
Short-term borrowings                                      --             --             --         39,692        104,398
Securities sold under agreements                           --
   to repurchase                                           --             --             --             --        596,504
Advances from Federal Home Loan Bank                       --             --             --             --      1,249,252
Long-term debt                                             --             --             --        137,146      1,088,731
Deferred income taxes                                      --             --             --             --        147,513
Contributions in aid of construction                       --             --             --             --        211,518
Other                                                      --           (636)            --             --        284,891
                                                  -----------    -----------    -----------    -----------    -----------
                                                           --           (636)            --        178,320      7,395,018
                                                  -----------    -----------    -----------    -----------    -----------

HEI- and HECO-obligated preferred securities
 of trust subsidiaries directly or indirectly
 holding solely HEI and HEI-guaranteed and
 HECO and HECO-guaranteed subordinated
 debentures                                           100,000             --             --             --        200,000
Preferred stock of subsidiaries-
 not subject to mandatory redemption                       --             --             --             --         34,406
Minority interests                                         --             --             --             --            839
                                                  -----------    -----------    -----------    -----------    -----------
                                                      100,000             --             --             --        235,245
                                                  -----------    -----------    -----------    -----------    -----------
Stockholders' equity
Preferred stock                                            --             --             --             --             --
Common stock                                            3,093         13,229         39,475      1,055,408        691,735
Retained earnings (deficit)                                --          9,378        (47,004)       426,096        147,324
                                                  -----------    -----------    -----------    -----------    -----------
                                                        3,093         22,607         (7,529)     1,481,504        839,059
                                                  -----------    -----------    -----------    -----------    -----------
                                                  $   103,093    $    21,971         (7,529)     1,659,824    $ 8,469,322
                                                  ===========    ===========    ===========    ===========    ===========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 1 of 3)                      Page 4 of 8
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                         Hawaiian
                                           Hawaiian      Electric         HEI
                                           Electric      Company,     Diversified,  HEI Power         HEI           HEI
                                          Industries,    Inc. and      Inc. and     Corp. and     Investments,    Leasing,
                                             Inc.      subsidiaries   subsidiary   subsidiaries       Inc.          Inc.
                                          ------------ -------------  ------------ -------------  ------------  -------------
Revenues
Electric utility                          $        --      1,277,170           --             --            --    $        --
Savings bank                                       --             --      450,882             --            --             --
International power                                --             --           --        (12,030)           --             --
Other                                             940             --        1,278             --           560             --
Equity in net income of subsidiaries           42,846             --           --             --            --             --
                                          -----------    -----------  -----------    -----------   -----------    -----------
                                               43,786      1,277,170      452,160        (12,030)          560             --
                                          -----------    -----------  -----------    -----------   -----------    -----------
Expenses
Electric utility                                   --      1,084,079           --             --             --            --
Savings bank                                       --             --      380,841             --             --            --
International power                            10,000             --           --         79,040             --            --
Other                                           8,984             --          147             --             20             2
                                          -----------    -----------  -----------    -----------    -----------   -----------
                                               18,984      1,084,079      380,988         79,040             20             2
                                          -----------    -----------  -----------    -----------    -----------   -----------
Operating income (loss)
Electric utility                                   --        193,091           --             --             --            --
Savings bank                                       --             --       70,041             --             --            --
International power                           (10,000)            --           --        (91,070)            --            --
Other                                          34,802             --        1,131             --            540            (2)
                                          -----------    -----------  -----------    -----------    -----------   -----------
                                               24,802        193,091       71,172        (91,070)           540            (2)
                                          -----------    -----------  -----------    -----------    -----------   -----------
Interest expense-other than savings
   bank                                       (40,195)       (49,062)      (1,427)        (1,337)            --            --
Allowance for borrowed funds
   used during construction                        --          2,922           --             --             --            --
Preferred stock dividends of
   subsidiaries                                    --           (915)         (12)            --             --            --
Preferred securities distributions of
   trust subsidiaries                              --         (7,675)          --             --             --            --
Allowance for equity funds used
   during construction                             --          5,380           --             --             --            --
                                          -----------    -----------  -----------    -----------    -----------   -----------
Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions              (15,393)       143,741       69,733        (92,407)           540            (2)
Income tax expense (benefit)                  (61,137)        55,375       23,656          1,179            211            --
                                          -----------    -----------  -----------    -----------    -----------   -----------
Income (loss) before pfd. stock
   dividends and pfd. securities
   distributions                               45,744         88,366       46,077        (93,586)           329            (2)
Preferred stock dividends of parent                --          1,080           --             --             --            --
Preferred securities distributions                 --             --           --             --             --            --
                                          -----------    -----------  -----------    -----------    -----------   -----------
Net income (loss)                         $    45,744         87,286       46,077        (93,586)           329   $        (2)
                                          ===========    ===========  ===========    ===========    ===========   ===========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 2 of 3)                      Page 5 of 8
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                         Pacific
                                                          Energy         HEI                                        HEI
                                              HEI      Conservation   District      ProVision        Hycap       Preferred
                                          Properties,   Services,     Cooling,     Technologies,  Management,     Funding,
                                             Inc.          Inc.         Inc.           Inc.           Inc.           LP
                                          ------------ ------------- ------------  -------------  ------------- -------------
Revenues
Electric utility                              $      -            -             -             -              -    $        -
Savings bank                                         -            -             -             -              -             -
International power                                  -            -             -             -              -             -
Other                                            2,397          130          (393)            2             26        10,106
Equity in net income of subsidiaries                 -            -             -             -          1,487             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
                                                 2,397          130          (393)            2          1,513        10,106
                                          ------------ ------------  ------------  ------------   ------------  ------------
Expenses
Electric utility                                     -            -             -             -              -             -
Savings bank                                         -            -             -             -              -             -
International power                                  -            -             -             -              -             -
Other                                               22          201             1           250             59             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
                                                    22          201             1           250             59             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
Operating income (loss)
Electric utility                                     -            -             -             -              -             -
Savings bank                                         -            -             -             -              -             -
International power                                  -            -             -             -              -             -
Other                                            2,375          (71)         (394)         (248)         1,454        10,106
                                          ------------ ------------  ------------  ------------   ------------  ------------
                                                 2,375          (71)         (394)         (248)         1,454        10,106
                                          ------------ ------------  ------------  ------------   ------------  ------------
Interest expense-other than savings
   bank                                             (1)           -             -             -              -             -
Allowance for borrowed funds
   used during construction                          -            -             -             -              -             -
Preferred stock dividends of
   subsidiaries                                      -            -             -             -              -             -
Preferred securities distributions of
   trust subsidiaries                                -            -             -             -              -             -
Allowance for equity funds used
   during construction                               -            -             -             -              -             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions                 2,374          (71)         (394)         (248)         1,454        10,106
Income tax expense (benefit)                       933            -             -             -            509             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
Income (loss) before pfd. stock
   dividends and pfd. securities
   distributions                                 1,441          (71)         (394)         (248)           945        10,106
Preferred stock dividends of parent                  -            -             -             -              -             -
Preferred securities distributions                   -            -             -             -              -             -
                                          ------------ ------------  ------------  ------------   ------------  ------------
Net income (loss)                             $  1,441          (71)         (394)         (248)           945    $   10,106
                                          ============ ============  ============  =============  ============  ============

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 3 of 3)                     Page 6 of 8
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                  Malama
                                                   Hawaiian        The Old        Pacific      Reclassifi-
                                                   Electric         Oahu         Corp. and       cations
                                                  Industries         Tug       subsidiaries         and
                                                    Capital       Service,     (Discontinued   Eliminations
                                                    Trust I         Inc.        operations)      Dr. (Cr.)     Consolidated
                                                 -------------- -------------- --------------  -------------- --------------
Revenues
Electric utility                                    $        -              -              -              -   $  1,277,170
Savings bank                                                 -              -              -              -        450,882
International power                                          -              -              -              -        (12,030)
Other                                                        -          1,512              -         13,556          3,002
Equity in net income of  subsidiaries                    8,619              -              -         52,952              -
                                                 -------------  -------------    -----------   ------------   ------------
                                                         8,619          1,512              -         66,508      1,719,024
                                                 -------------  -------------    -----------   ------------   ------------
Expenses

Electric utility                                             -              -              -              -      1,084,079
Savings bank                                                 -              -              -              -        380,841
International power                                          -              -              -              -         89,040
Other                                                        -            185              -           (154)         9,717
                                                 -------------  -------------    -----------   ------------   ------------
                                                             -            185              -           (154)     1,563,677
                                                 -------------  -------------    -----------   ------------   ------------
Operating income (loss)
Electric utility                                             -              -              -              -        193,091
Savings bank                                                 -              -              -              -         70,041
International power                                          -              -              -              -       (101,070)
Other                                                    8,619          1,327              -         66,354         (6,715)
                                                 -------------  -------------    -----------   ------------   ------------
                                                         8,619          1,327              -         66,354        155,347
                                                 -------------  -------------    -----------   ------------   ------------
Interest expense-other than savings
   bank                                                      -             (1)             -        (13,402)       (78,621)
Allowance for borrowed funds
   used during construction                                  -              -              -              -          2,922
Preferred stock dividends of subsidiaries                    -              -              -          1,080         (2,007)
Preferred securities distributions of
   trust subsidiaries                                        -              -              -          8,360        (16,035)
Allowance for equity funds used
   during construction                                       -              -              -              -          5,380
                                                 -------------  -------------    -----------   ------------   ------------
Income (loss) before income taxes
   and pfd. stock dividends and
   pfd. securities distributions                         8,619          1,326              -         62,392         66,986
Income tax expense (benefit)                                 -            516              -              -         21,242
                                                 -------------  -------------    -----------   ------------   ------------
 Income (loss) before pfd. stock
   dividends and pfd. securities
   distributions                                         8,619            810                        62,392         45,744
Preferred stock dividends of parent                          -              -              -         (1,080)             -
Preferred securities distributions                       8,360              -              -         (8,360)             -
                                                 -------------  -------------    -----------   ------------   ------------
Net income (loss)                                    $     259            810              -         52,952   $     45,744
                                                 =============  =============    ===========   ============   ============

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                   Exhibit A
Consolidating Statement of Retained Earnings (Page 1 of 2)          Page 7 of 8
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                           Hawaiian
                                             Hawaiian      Electric         HEI
                                             Electric      Company,     Diversified,    HEI Power         HEI           HEI
                                            Industries,    Inc. and      Inc. and       Corp. and     Investments,    Leasing,
                                               Inc.       subsidiaries  subsidiary     subsidiaries       Inc.          Inc.
                                           ------------   ------------  ------------   ------------   ------------  -----------
Retained earnings (deficit),
   beginning of year                       $    182,251        425,206       107,500        (16,140)         1,829  $        --

Net income (loss)                                45,744         87,286        46,077        (93,586)           329           (2)

Distributions of HEI Preferred
   Funding, LP                                       --             --            --             --         (2,158)          --

Common stock dividends                          (80,671)       (68,522)      (23,880)            --             --           --
                                           ------------   ------------  ------------   ------------   ------------  -----------
Retained earnings (deficit), end of year   $    147,324        443,970       129,697       (109,726)            --  $        (2)
                                           ============   ============  ============   ============   ============  ===========


Continued below.


HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                           Pacific
                                                           Energy          HEI                                       HEI
                                               HEI       Conservation   District     ProVision        Hycap       Preferred
                                           Properties,    Services,     Cooling,    Technologies,  Management,     Funding,
                                               Inc.         Inc.          Inc.          Inc.           Inc.           LP
                                           -----------   ------------   --------    -------------  -----------    ---------
Retained earnings (deficit),
   beginning of year                       $        --           (375)      (837)             (54)         376    $      --

Net income (loss)                                1,441            (71)      (394)            (248)         945       10,106

Distributions of HEI Preferred

   Funding, LP                                      --             --         --               --           --      (10,106)

Common stock dividends                              --             --         --               --       (1,000)          --
                                           -----------   ------------   --------    -------------  -----------    ---------
Retained earnings (deficit), end of year   $     1,441           (446)    (1,231)            (302)         321    $      --
                                           ===========   ============   ========    =============  ===========    =========

Continued on next page.
HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings (Page 2 of 2)           Page 8 of 8
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                   Malama
                                                   Hawaiian        The Old         Pacific     Reclassifi-
                                                   Electric         Oahu          Corp. and      cations
                                                  Industries         Tug        subsidiaries       and
                                                    Capital       Service,      (Discontinued   Eliminations
                                                    Trust I         Inc.         operations)     Dr. (Cr.)     Consolidated
                                                 -------------- --------------  -------------- --------------  --------------
Retained earnings (deficit), beginning of year   $      --            8,568         (47,004)        479,069      $ 182,251

Net income (loss)                                      259              810              --          52,952         45,744

Distributions of HEI
   Preferred Funding, LP                                --               --              --         (12,264)            --

Common stock dividends                                (259)              --              --         (93,661)       (80,671)
                                                 ---------        ---------       ---------       ---------      ---------

Retained earnings (deficit), end of year         $      --            9,378         (47,004)        426,096      $ 147,324
                                                 =========        =========       =========       =========      =========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                               Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)                                               Page 1 of 5
December 31, 2000
(Unaudited)
(in thousands)

                                                                        Hawaii
                                                       Hawaiian        Electric           Maui
                                                       Electric         Light           Electric
                                                       Company,        Company,         Company,
ASSETS                                                   Inc.            Inc.           Limited
--------------------------------------------------- --------------- ---------------  ---------------
Cash and equivalents                                  $    1,398               4         $    132
Notes receivable from affiliated companies                21,800               -                -
Accounts receivable and unbilled revenues, net           109,243          26,086           22,699
Property, plant and equipment, net                     1,220,696         400,640          371,259
Regulatory assets                                         77,717          19,838           19,068
Other                                                     62,007          12,878           24,893
Investments in subsidiaries, at equity                   333,809               -                -
                                                    --------------- ---------------  ---------------
                                                      $1,826,670         459,446         $438,051
                                                    =============== ===============  ===============
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------------------
Liabilities
Accounts payable                                      $   58,028          11,936         $ 12,348
Short-term borrowings                                    113,162          20,300            1,500
Long-term debt                                           453,310         145,931          171,582
Deferred income taxes                                    116,642          10,535            9,889
Contributions in aid of construction                     135,323          51,941           24,254
Other                                                    102,900          48,902           45,662
                                                    --------------- ---------------  ---------------
                                                         979,365         289,545          265,235
                                                    --------------- ---------------  ---------------
HECO-obligated mandatorily redeemable trust
   preferred securities of subsidiary trusts
   holding solely HECO and HECO-guaranteed
   debentures                                                  -               -                -
Preferred stock-not subject to
   mandatory redemption                                   22,293           7,000            5,000
                                                    --------------- ---------------  ---------------
                                                          22,293           7,000            5,000
                                                    --------------- ---------------  ---------------


Stockholder's equity
Common stock                                             381,042          99,939           94,230
Retained earnings                                        443,970          62,962           73,586
                                                    --------------- ---------------  ---------------
                                                         825,012         162,901          167,816
                                                    --------------- ---------------  ---------------
                                                      $1,826,670         459,446         $438,051
                                                    =============== ===============  ===============

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                                Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)                                                Page 2 of 5
December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                      Reclassifi-
                                                                                        cations
                                                         HECO            HECO             and
                                                        Capital         Capital        Eliminations
ASSETS                                                  Trust I         Trust II        Dr. (Cr.)      Consolidated
--------------------------------------------------- --------------- ---------------  --------------- ---------------
Cash and equivalents                                     $     -               -                -      $    1,534
Notes receivable from affiliated companies                51,546          51,546         (124,892)              -
Accounts receivable and unbilled revenues, net                 -               -              (36)        157,992
Property, plant and equipment, net                             -               -                -       1,992,595
Regulatory assets                                              -               -                -         116,623
Other                                                          -               -                -          99,778
Investments in subsidiaries, at equity                         -               -         (333,809)              -
                                                    ------------    ------------     ------------    ------------
                                                         $51,546          51,546         (458,737)     $2,368,522
                                                    ============    ============     ============    ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------
Liabilities
Accounts payable                                         $     -               -             (403)     $   82,715
Short-term borrowings                                          -               -           21,800         113,162
Long-term debt                                                 -               -          103,092         667,731
Deferred income taxes                                          -               -                -         137,066
Contributions in aid of construction                           -               -                -         211,518
Other                                                          -               -              439         197,025
                                                    ------------    ------------     ------------    ------------
                                                               -               -          124,928       1,409,217
                                                    ------------    ------------     ------------    ------------
HECO-obligated mandatorily redeemable trust
   preferred securities of subsidiary trusts
   holding solely HECO and HECO-guaranteed                50,000          50,000                -         100,000
   debentures
Preferred stock-not subject to
   mandatory redemption                                        -               -                -          34,293
                                                    ------------    ------------     ------------    ------------
                                                          50,000          50,000                -         134,293
                                                    ------------    ------------     ------------    ------------


Stockholder's equity
Common stock                                               1,546           1,546          197,261         381,042
Retained earnings                                              -               -          136,548         443,970
                                                    ------------    ------------     ------------    ------------
                                                           1,546           1,546          333,809         825,012
                                                    ------------    ------------     ------------    ------------
                                                         $51,546          51,546          458,737      $2,368,522
                                                    ============    ============     ============    ============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 1 of 2)            Page 3 of 5
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                          Hawaii
                                            Hawaiian     Electric       Maui
                                            Electric      Light       Electric
                                            Company,     Company,     Company,
                                              Inc.         Inc.       Limited
                                            ---------    --------     --------
Revenues

Electric utility                            $ 890,174      193,702    $ 195,244
Equity in net income of subsidiaries           32,985         --           --
                                            ---------    ---------    ---------
                                              923,159      193,702      195,244
Expenses-Electric utility                     769,733      158,392      155,954
                                            ---------    ---------    ---------

Operating income                              153,426       35,310       39,290
Interest expense                              (37,090)     (10,944)     (10,890)
Allowance for borrowed funds used
   during construction                          2,344          139          439
Preferred stock dividends of subsidiaries          --           --           --
Preferred securities distributions of
   trust subsidiaries                              --           --           --
Allowance for equity funds used
   during construction                          4,245          232          903
                                            ---------    ---------    ---------
Income before income tax expense and
   preferred stock dividends                  122,925       24,737       29,742
Income taxes                                   34,559        9,468       11,348
                                            ---------    ---------    ---------
Income before preferred stock dividends        88,366       15,269       18,394
Preferred stock dividends                       1,080          534          381
                                            ---------    ---------    ---------
Net income                                  $  87,286       14,735    $  18,013
                                            =========    =========    =========


Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 2 of 2)            Page 4 of 5
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                  Reclassifi-
                                                                                    cations
                                                        HECO           HECO           and
                                                       Capital       Capital      Eliminations
                                                       Trust I       Trust II      Dr. (Cr.)      Consolidated
                                                    -------------  ------------- --------------  --------------
Revenues

Electric utility                                        $  4,149          3,763         9,862      $1,277,170
Equity in net income of subsidiaries                           -              -        32,985               -
                                                    ------------   ------------  ------------    ------------
                                                           4,149          3,763        42,847       1,277,170
Expenses-Electric utility                                      -              -             -       1,084,079
                                                    ------------   ------------  ------------    ------------

Operating income                                           4,149          3,763        42,847         193,091
Interest expense                                               -              -        (9,862)        (49,062)
Allowance for borrowed funds used
   during construction                                         -              -             -           2,922
Preferred stock dividends of subsidiaries                      -              -           915            (915)
Preferred securities distributions of
   trust subsidiaries                                     (4,025)        (3,650)            -          (7,675)
Allowance for equity funds used
   during construction                                         -              -             -           5,380
                                                    ------------   ------------  ------------    ------------
Income before income tax expense and
   preferred stock dividends                                 124            113        33,900         143,741
Income taxes                                                   -              -             -          55,375
                                                    ------------   ------------  ------------    ------------
Income before preferred stock dividends                      124            113        33,900          88,366
Preferred stock dividends                                      -              -          (915)          1,080
                                                    ------------   ------------  ------------    ------------
Net income                                              $    124            113        32,985      $   87,286
                                                    ============   ============  ============    ============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Retained Earnings Information               Page 5 of 5
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                          Hawaii
                                           Hawaiian      Electric        Maui
                                           Electric       Light        Electric
                                           Company,      Company,      Company,
                                             Inc.          Inc.        Limited
                                         -----------   ----------    ----------

Retained earnings, beginning of year       $425,206       59,806      $ 69,633
Net income                                   87,286       14,735        18,013
Common stock dividends                      (68,522)     (11,579)      (14,060)
                                         ----------    ---------     ---------

Retained earnings, end of year             $443,970       62,962      $ 73,586
                                         ==========    =========     =========

Continued below.



HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 2000
(Unaudited)
(in thousands)


(Continued)

                                                                    Reclassifi-
                                                                      cations
                                             HECO        HECO           and
                                            Capital     Capital     Eliminations
                                            Trust I     Trust II      Dr. (Cr.)     Consolidated
                                           ---------    --------    ------------    ------------
Retained earnings, beginning of year          $    -           -       129,439        $425,206
Net income                                       124         113        32,985          87,286
Common stock dividends                          (124)       (113)      (25,876)        (68,522)
                                           ---------    --------    ----------      ----------

Retained earnings, end of year                $    -           -       136,548        $443,970
                                           =========    ========    ==========      ==========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 2000
(Unaudited)
(in thousands)

                                                                   American       Reclassifi-
                                                                   Savings          cations
                                                     HEI            Bank,             and
                                                Diversified,      F.S.B. and      Eliminations
ASSETS                                              Inc.         subsidiaries      Dr. (Cr.)        Consolidated
---------------------------------------------   ------------     ------------     ------------      ------------
Cash and equivalents                            $        704          207,785               --      $    208,489
Notes receivable from affiliated companies            18,049               --               --            18,049
Accounts receivable and
   unbilled revenues, net                                123           29,898               --            30,021
Available-for-sale investment and
   mortgage/asset-backed securities                       --          164,668               --           164,668
Held-to-maturity investment and
   mortgage/asset-backed securities                       --        1,789,066               --         1,789,066
Held-to-maturity mortgage/asset-backed
   securities pledged for repurchase                      --          316,771               --           316,771
   agreements
Loans receivable, net                                     --        3,211,325               --         3,211,325
Property, plant and equipment, net                        --           59,082               --            59,082
Other                                                  3,299           91,592           (3,299)           91,592
Goodwill and other intangibles                            --           99,128               --            99,128
Investment in subsidiary, at equity                  454,224                          (454,224)               --
                                                    --------     ------------     ------------      ------------
                                                    $476,399        5,969,315         (457,523)     $  5,988,191
                                                    ========     ============     ============      ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                    $    167           35,810               --      $     35,977
Deposit liabilities                                       --        3,584,646               --         3,584,646
Securities sold under agreements to                       --          596,504               --           596,504
  repurchase
Advances from Federal Home Loan Bank                      --        1,249,252               --         1,249,252
Long-term debt                                        17,073               --               --            17,073
Deferred income taxes                                   (586)           7,866               --             7,280
Other                                                    452           37,601               --            38,053
                                                    --------     ------------     ------------       -----------
                                                      17,106        5,511,679               --         5,528,785
                                                    --------     ------------     ------------       -----------

Preferred stock of savings bank subsidiary                --              113               --               113
Minority interests                                        --            3,299            3,299                --

Stockholder's equity
Preferred stock                                           --           75,000           75,000                --
Common stock                                         329,596          240,515          240,515           329,596
Retained earnings                                    129,697          138,709          138,709           129,697
                                                    --------     ------------     ------------       -----------
                                                     459,293          454,224          454,224           459,293
                                                    --------     ------------     ------------       -----------
                                                    $476,399        5,969,315          457,523       $ 5,988,191
                                                    ========     ============     ============       ===========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                   American        Reclassifi-
                                                                    Savings          cations
                                                    HEI              Bank,             and
                                                Diversified,      F.S.B. and      Eliminations
                                                    Inc.         subsidiaries       Dr. (Cr.)      Consolidated
                                              ---------------  ---------------- ---------------- ----------------
Revenues
Savings bank                                     $      --           450,882               --        $ 450,882
Other                                                6,678                --            5,400            1,278
Equity in net income of subsidiary/
     minority interest                              40,855              (225)          40,630               --
                                                 ---------         ---------        ---------        ---------
                                                    47,533           450,657           46,030          452,160
                                                 ---------         ---------        ---------        ---------
Expenses
Savings bank                                            --           380,841               --          380,841
Other                                                  147                --               --              147
                                                 ---------         ---------        ---------        ---------
                                                       147           380,841               --          380,988
                                                 ---------         ---------        ---------        ---------
Operating income
Savings bank                                            --            70,041               --           70,041
Other                                               47,386              (225)          46,030            1,131
                                                 ---------         ---------        ---------        ---------
                                                    47,386            69,816           46,030           71,172
Interest expense-other than savings bank            (1,427)               --               --           (1,427)
Preferred stock dividends of subsidiaries               --                --               12              (12)
                                                 ---------         ---------        ---------        ---------

Income before income taxes and
   preferred stock dividends                        45,959            69,816           46,042           69,733
Income tax expense (benefit)                          (118)           23,774               --           23,656
                                                 ---------         ---------        ---------        ---------

Income before preferred stock dividends             46,077            46,042           46,042           46,077
Preferred stock dividends                               --             5,412           (5,412)              --
                                                 ---------         ---------        ---------        ---------

Net income                                       $  46,077            40,630           40,630        $  46,077
                                                 =========         =========        =========        =========

HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                   American        Reclassifi-
                                                                    Savings          cations
                                                     HEI             Bank,             and
                                                Diversified,      F.S.B. and      Eliminations
                                                    Inc.         subsidiaries       Dr. (Cr.)      Consolidated
                                               ---------------- ---------------- ---------------- ----------------
Retained earnings, beginning of year              $107,500          117,959          117,959         $107,500

Net income                                          46,077           40,630           40,630           46,077

Common stock dividends                             (23,880)         (19,880)         (19,880)         (23,880)
                                               -----------      -----------      -----------      -----------

Retained earnings, end of year                    $129,697          138,709          138,709         $129,697
                                               ===========      ===========      ===========      ===========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information  (Page 1 of 2)    Page 1 of 4
December 31, 2000
(Unaudited)
(in thousands)

                                                                  American
                                                   American        Savings                        AdCom-
                                                    Savings      Investment         ASB            muni
                                                     Bank,        Services        Service        cations,
ASSETS                                              F.S.B.          Corp.       Corporation        Inc.
-----------------------------------------------  -------------- -------------- --------------  --------------
Cash and equivalents                               $  204,724        1,641           38            $  343
Accounts receivable and
  unbilled revenues, net                               20,090           --           --                --
Available-for-sale investment and
   mortgage/asset-backed securities                   164,668
Held-to-maturity investment and
   mortgage/asset-backed securities                 1,200,451           --           --                --
Held-to-maturity mortgage/asset-backed
   securities pledged for repurchase                  316,771           --           --                --
   agreements
Loans receivable, net                               1,992,132           --           --                --
Property, plant and equipment, net                     58,849          207           26                --
Other                                                  89,097          261           --                94
Goodwill and other intangibles                         99,120            8           --                --
Investments in subsidiaries, at equity              1,835,275           --           --                --
                                                 -------------- -------------- --------------  --------------
                                                   $5,981,177        2,117           64            $  437
                                                 ============== ============== ==============  ==============
LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------
Liabilities

Accounts payable                                   $   37,950           40           --            $   --
Deposit liabilities                                 3,598,447           --           --                --
Securities sold under
   agreements to repurchase                           596,504           --           --                --
Advances from Federal Home Loan Bank                1,249,252           --           --                --
Deferred income taxes                                   7,866           --           --                --
Other                                                  37,133          444           --                24
                                                 -------------- -------------- --------------  --------------
                                                    5,527,152          484           --                24
                                                 -------------- -------------- --------------  --------------

Preferred stock of savings bank subsidiary                 --           --           --                --
Minority interests                                         --           --           --                --

Stockholder's equity

Preferred stock                                        75,000           --           --                --
Common stock                                          240,515           10          309                61
Retained earnings (deficit)                           138,510        1,623         (245)              352
                                                 -------------- -------------- --------------  --------------
                                                      454,025        1,633           64               413
                                                 -------------- -------------- --------------  --------------
                                                   $5,981,177        2,117           64            $  437
                                                 ============== ============== ==============  ==============

Continued on next page.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information  (Page 2 of 2)    Page 2 of 4
December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                  Reclassifi-
                                                                                    cations
                                                                  American            and
                                                      ASB          Savings          Elimi-
                                                    Realty        Mortgage          nations       Consoli-
ASSETS                                            Corporation     Co., Inc.        Dr. (Cr.)       dated
-----------------------------------------------  -------------- -------------- --------------  --------------
Cash and equivalents                             $      16,520            6          (15,487)  $    207,785
Accounts receivable and
  unbilled revenues, net                                 9,808            -                -         29,898
Available-for-sale investment and
   mortgage/asset-backed securities                          -            -                -        164,668
Held-to-maturity investment and
   mortgage/asset-backed securities                    588,416            -              199      1,789,066
Held-to-maturity mortgage/asset-backed
   securities pledged for repurchase agreements              -            -                -        316,771
Loans receivable, net                                1,219,193            -                -      3,211,325
Property, plant and equipment, net                           -            -                -         59,082
Other                                                    5,016            -           (2,876)        91,592
Goodwill and other intangibles                               -            -                -         99,128
Investments in subsidiaries, at equity                       -            -       (1,835,275)             -
                                                 -------------  -----------    -------------   ------------
                                                 $   1,838,953            6       (1,853,439)  $  5,969,315
                                                 =============  ===========    =============   ============
LIABILITIES AND
STOCKHOLDER'S EQUITY
-----------------------------------------------
Liabilities
Accounts payable                                 $       2,382            -            4,562   $     35,810
Deposit liabilities                                          -            -           13,801      3,584,646
Securities sold under                                                                               596,504
   agreements to repurchase                                  -            -                -
Advances from Federal Home Loan Bank                         -            -                -      1,249,252
Deferred income taxes                                        -            -                -          7,866
Other                                                        -            -                -         37,601
                                                 -------------  -----------    -------------   ------------
                                                         2,382            -           18,363      5,511,679
                                                 -------------  -----------    -------------   ------------

Preferred stock of savings bank subsidiary             187,999                       187,886            113
Minority interests                                           -            -           (3,299)         3,299

Stockholder's equity
Preferred stock                                              -            -                -         75,000
Common stock                                         1,653,721            6        1,654,107        240,515
Retained earnings (deficit)                             (5,149)           -           (3,618)       138,709
                                                 -------------  -----------    -------------   ------------
                                                     1,648,572            6        1,650,489        454,224
                                                 -------------  -----------    -------------   ------------
                                                 $   1,838,953            6        1,853,439   $  5,969,315
                                                 =============  ===========    =============   ============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                      Exhibit A-3
Consolidating Schedule - Income (Loss) Information                  Page 3 of 4
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                  American
                                                   American        Savings                        AdCom-
                                                    Savings      Investment         ASB            muni
                                                     Bank,        Services        Service        cations,
                                                    F.S.B.          Corp.       Corporation        Inc.
                                                 -------------- -------------- --------------  --------------
Revenues
Savings bank                                     $     326,936          3,237              1   $        144
Equity in net income of subsidiaries/
     minority interest                                 112,614              -              -              -
                                                 -------------  -------------  -------------   ------------
                                                       439,550          3,237              1            144
Expenses-Savings bank                                  370,161          2,262             27             86
                                                 -------------  -------------  -------------   ------------

Operating income (loss)                                 69,389            975            (26)            58
Income taxes                                            23,359            392              -             23
                                                 -------------  -------------  -------------   ------------
Income (loss) before
   preferred stock dividends                            46,030            583            (26)            35
Preferred stock dividends                                5,400              -              -              -
                                                 -------------  -------------  -------------   ------------

Net income (loss)                                $      40,630            583            (26)  $         35
                                                 =============  =============  =============   ============

Continued below.


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                Reclassifi-
                                                                                  cations
                                                                  American          and
                                                      ASB          Savings        Elimi-
                                                    Realty        Mortgage        nations
                                                  Corporation     Co., Inc.      Dr. (Cr.)      Consolidated
                                                 -------------- -------------- --------------  ---------------
Revenues
Savings bank                                     $     137,985             45         17,466   $      450,882
Equity in net income of subsidiaries/
     minority interest                                       -              -        112,839             (225)
                                                 -------------  -------------  -------------   --------------
                                                       137,985             45        130,305          450,657
Expenses-Savings bank                                    9,735             64         (1,494)         380,841
                                                 -------------  -------------  -------------   --------------

Operating income (loss)                                128,250            (19)       128,811           69,816
Income taxes                                                 -              -              -           23,774
                                                 -------------  -------------  -------------   --------------
Income (loss) before
   preferred stock dividends                           128,250            (19)       128,811           46,042
Preferred stock dividends                               15,984              -        (15,972)           5,412
                                                 -------------  -------------  -------------   --------------

Net income (loss)                                $     112,266            (19)       112,839   $       40,630
                                                 =============  =============  =============   ==============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                      Exhibit A-3
Consolidating Schedule - Retained Earnings (Deficit) Information    Page 4 of 4
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                  American
                                                   American        Savings                        AdCom-
                                                    Savings      Investment         ASB            muni
                                                     Bank,        Services        Service        cations,
                                                    F.S.B.          Corp.       Corporation        Inc.
                                                 -------------- -------------- --------------  --------------
Retained earnings (deficit),
  beginning of year                              $     117,760          1,040           (219)  $        317

Net income (loss)                                       40,630            583            (26)            35

Common stock dividends                                 (19,880)             -              -              -
                                                 -------------  -------------  -------------   ------------

Retained earnings (deficit), end of year         $     138,510          1,623           (245)  $        352
                                                 =============  =============  =============   ============

Continued below.


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                                Reclassifi-
                                                                                  cations
                                                                  American          and
                                                      ASB          Savings        Elimi-
                                                    Realty        Mortgage        nations
                                                  Corporation     Co., Inc.      Dr. (Cr.)      Consolidated
                                                 -------------- -------------- --------------  ---------------
Retained earnings (deficit),
  beginning of year                              $     (3,548)           62        (2,547)     $     117,959

Net income (loss)                                     112,266           (19)      112,839             40,630

Common stock dividends                               (113,867)          (43)     (113,910)           (19,880)
                                                 ------------   -----------    ----------      -------------

Retained earnings (deficit), end of year         $     (5,149)            -        (3,618)     $     138,709
                                                 ============   ===========    ==========      =============

HEI POWER CORP. AND SUBSIDIARIES                                    Exhibit A-4
Consolidating Schedule - Balance Sheet Information                  Page 1 of 2
December 31, 2000
(Unaudited)
(in thousands)

                                                                                              Reclassifi-
                                                                    HEI            HEI          cations
                                      HEI            HEI           Power          Power           and
                                     Power      Investments,       Corp.          Corp.      Eliminations
ASSETS                               Corp.          Inc.           Guam       International    Dr. (Cr.)     Consolidated
-------------------------------- -------------- -------------- -------------- -------------- -------------- --------------
Cash and equivalents             $         88            854             51          1,502              -   $      2,495
Notes receivable from
   affiliated companies                10,435         (1,085)             -           (133)        (8,559)           658
Accounts receivable and
   unbilled revenues, net                 550          2,134            718             46              -          3,448
Property, plant and                                                                                     -
   equipment, net                         751              -         12,889         23,231                        36,871
Other                                       5         50,477            289          9,795              -         60,566
Investments in subsidiaries,
   at equity                           47,248              -              -              -        (47,248)             -
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                 $     59,077         52,380         13,947         34,441        (55,807)  $    104,038
                                 ============   ============   ============   ============   ============   ============

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------
Liabilities
Accounts payable                 $        566            766            373            151              -   $      1,856
Short-term borrowings                   7,294              -          8,559              -          8,559          7,294
Long-term debt                         17,073              -              -              -              -         17,073
Deferred income taxes                       -         41,934           (340)             -              -         41,594
Other                                     740           (208)         1,446              -              -          1,978
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                       25,673         42,492         10,038            151          8,559         69,795
                                 ------------   ------------   ------------   ------------   ------------   ------------
Minority interests                          -              -              -            839              -            839
                                 ------------   ------------   ------------   ------------   ------------   ------------
Stockholder's equity
Common stock                          143,130         98,830          2,250         36,604        137,684        143,130
Retained earnings (deficit)          (109,726)       (88,942)         1,659         (3,153)       (90,436)      (109,726)
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                       33,404          9,888          3,909         33,451         47,248         33,404
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                 $     59,077         52,380         13,947         34,441         55,807   $    104,038
                                 ============   ============   ============   ============   ============   ============

HEI POWER CORP. AND SUBSIDIARIES                                    Exhibit A-4
Consolidating Schedule - Income (Loss) Information                  Page 2 of 2
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                                                Reclassifi-
                                                                      HEI            HEI          cations
                                        HEI            HEI           Power          Power           and
                                       Power       Investments,      Corp.          Corp.       Eliminations
                                       Corp.           Inc.           Guam       International   Dr. (Cr.)     Consolidated
                                    -------------  -------------  -------------  -------------  -------------  -------------
Revenues
Other                                $       717        (18,826)         5,995            798           714       $ (12,030)
Equity in net loss of subsidiaries       (88,916)             -              -              -       (88,916)              -
                                    -------------  -------------  -------------  -------------  -------------  -------------
                                         (88,199)       (18,826)         5,995            798       (88,202)        (12,030)
                                    -------------  -------------  -------------  -------------  -------------  -------------

Expenses-Other                             4,062         69,548          3,740          1,690             -          79,040
                                    -------------  -------------  -------------  -------------  -------------  -------------

Operating income (loss)                  (92,261)       (88,374)         2,255           (892)      (88,202)        (91,070)
Interest expense                          (1,324)           (13)          (714)             -          (714)         (1,337)
                                    -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before
   income taxes                          (93,585)       (88,387)         1,541           (892)      (88,916)        (92,407)

Income taxes                                   1            555            536             87             -           1,179
                                    -------------  -------------  -------------  -------------  -------------  -------------

Net income (loss)                      $ (93,586)       (88,942)         1,005           (979)      (88,916)      $ (93,586)
                                    =============  =============  =============  =============  =============  =============



HEI POWER CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                                             Reclassifi-
                                                                   HEI            HEI          cations
                                     HEI            HEI           Power          Power           and
                                    Power       Investments,      Corp.          Corp.       Eliminations
                                    Corp.           Inc.           Guam       International   Dr. (Cr.)     Consolidated
                                 -------------  -------------  -------------  -------------  -------------  -------------
Retained earnings (deficit),
     beginning of year              $ (16,140)             -            654         (2,174)        (1,520)     $ (16,140)

Net income (loss)                     (93,586)       (88,942)         1,005           (979)       (88,916)       (93,586)
                                 -------------  -------------  -------------  -------------  -------------  -------------

Retained earnings (deficit),
     end of year                    $(109,726)       (88,942)         1,659         (3,153)       (90,436)     $(109,726)
                                 =============  =============  =============  =============  =============  =============

HEI INVESTMENTS, INC. AND SUBSIDIARIES                               Exhibit A-5
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 2000
(Unaudited)
(in thousands)

                                                                                    Reclassifi-
                                                                       HEIPC          cations
                                                          HEI        Philippines         and
                                                     Investments,      Holding      Eliminations
ASSETS                                                   Inc.         Co., Inc.       Dr. (Cr.)    Consolidated
------------------------------------------------     ------------    -----------    ------------   ------------
Cash and equivalents                                 $       244            610               -    $       854
Notes receivable from
   affiliated companies                                      658         (1,743)              -         (1,085)
Accounts receivable and
   unbilled revenues, net                                      3          2,131               -          2,134
Other                                                     50,477              -               -         50,477
Investment in subsidiary, at equity                          242              -            (242)             -
                                                     -----------     ----------     -----------    -----------
                                                     $    51,624            998            (242)   $    52,380
                                                     ===========     ==========     ===========    ===========


LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------
Liabilities
Accounts payable                                     $        10            756               -    $       766
Deferred income taxes                                     41,934              -               -         41,934
Other                                                       (208)             -               -           (208)
                                                     -----------     ----------     -----------    -----------
                                                          41,736            756               -         42,492
                                                     -----------     ----------     -----------    -----------
Stockholder's equity
Common stock                                              98,830         89,750          89,750         98,830
Retained deficit                                         (88,942)       (89,508)        (89,508)       (88,942)
                                                     -----------     ----------     -----------    -----------
                                                           9,888            242             242          9,888
                                                     -----------     ----------     -----------    -----------
                                                     $    51,624            998             242    $    52,380
                                                     ===========     ==========     ===========    ===========

HEI INVESTMENTS, INC. AND SUBSIDIARIES                               Exhibit A-5
Consolidating Schedule - Loss Information                            Page 2 of 2
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                                    Reclassifi-
                                                                       HEIPC          cations
                                                          HEI        Philippines         and
                                                     Investments,      Holding      Eliminations
                                                         Inc.         Co., Inc.       Dr. (Cr.)    Consolidated
                                                     ------------    -----------    ------------   ------------
Revenues
Other                                                $     1,257          2,377         22,460     $   (18,826)
Equity in net loss of subsidiaries                       (89,508)       (22,460)      (111,968)              -
                                                     -----------     ----------     -----------    -----------
                                                         (88,251)       (20,083)       (89,508)        (18,826)
                                                     -----------     ----------     -----------    -----------
Expenses-Other                                               141         69,407              -          69,548
                                                     -----------     ----------     -----------    -----------
Operating loss                                           (88,392)       (89,490)       (89,508)        (88,374)
Interest expense                                             (13)             -              -             (13)
                                                     -----------     ----------     -----------    -----------
Loss before income taxes                                 (88,405)       (89,490)       (89,508)        (88,387)

Income taxes                                                 537             18              -             555
                                                     -----------     ----------     -----------    -----------
    Net loss                                         $   (88,942)       (89,508)       (89,508)    $   (88,942)
                                                     ===========     ==========     ===========    ===========


HEI INVESTMENTS, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                                                    Reclassifi-
                                                                       HEIPC          cations
                                                          HEI        Philippines         and
                                                     Investments,      Holding      Eliminations
                                                         Inc.         Co., Inc.       Dr. (Cr.)    Consolidated
                                                     ------------    -----------    ------------   ------------
Retained earnings (deficit), beginning of year       $         -              -               -    $         -

Net loss                                                 (88,942)       (89,508)        (89,508)       (88,942)
                                                     -----------     ----------     -----------    -----------
Retained deficit, end of year                        $   (88,942)       (89,508)        (89,508)   $   (88,942)
                                                     ===========     ==========     ===========    ===========

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 2000
(Unaudited)
(in thousands)

                                                      HEI           HEIPC            Lake            HEI            HEI
                                                     Power       Philippine         Mainit          Power          Power
                                                     Corp.      Development,        Power,          Corp.          Corp.
ASSETS                                           International       LLC              LLC           China        China II
-----------------------------------------------  -------------  ------------     ------------    -----------    -----------
Cash and equivalents                             $        106            301             102             49      $      917
Notes receivable from affiliated companies               (111)             -             111             34            (266)
Accounts receivable and
   unbilled revenues, net                                   -             45               -              1               -
Property, plant and equipment, net                          -              -              25            290          22,916
Other                                                       6          9,707               2             37              41
Investments in subsidiaries, at equity                 33,450              -               -              -               -
                                                 ------------   ------------      ----------      ---------      ----------
                                                 $     33,451         10,053             240            411      $   23,608
                                                 ============   ============      ==========      =========      ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
-----------------------------------------------
Liabilities
Accounts payable                                 $          -              3               -            124      $       19
                                                 ------------   ------------      ----------      ---------      ----------
                                                            -              3               -            124              19
                                                 ------------   ------------      ----------      ---------      ----------
Minority interests                                          -              -               -              -             839
                                                 ------------   ------------      ----------      ---------      ----------

Stockholder's equity
Common stock                                           36,604          9,901             447          1,600          24,729
Retained earnings (deficit)                            (3,153)           149            (207)        (1,313)         (1,979)
                                                 ------------   ------------      ----------      ---------      ----------
                                                       33,451         10,050             240            287          22,750
                                                 ------------   ------------      ----------      ---------      ----------
                                                 $     33,451         10,053             240            411      $   23,608
                                                 ============   ============      ==========      =========      ==========

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 2000
(Unaudited)
(in thousands)

(Continued)
                                                                 HEIPC Phnom     Reclassifi-
                                                      HEI           Penh           cations
                                                     Power          Power            and
                                                     Corp.       (Limited),     Eliminations
ASSETS                                            Philippines        LLC          Dr. (Cr.)       Consolidated
-----------------------------------------------  -------------- -------------- ----------------  ---------------
Cash and equivalents                             $         27              -              -          $  1,502
Notes receivable from affiliated companies                 99              -              -              (133)
Accounts receivable and
   unbilled revenues, net                                   -              -              -                46
Property, plant and equipment, net                          -              -              -            23,231
Other                                                       -              2              -             9,795
Investments in subsidiaries, at equity                      -              -        (33,450)                -
                                                 ------------   ------------   ------------      ------------
                                                 $        126              2        (33,450)     $     34,441
                                                 ============   ============   ============      ============

LIABILITIES AND STOCKHOLDER'S EQUITY
-----------------------------------------------
Liabilities
Accounts payable                                 $          5              -              -      $        151
                                                 ------------   ------------   ------------      ------------
                                                            5              -              -               151
                                                 ------------   ------------   ------------      ------------
Minority interests                                          -              -              -               839
                                                 ------------   ------------   ------------      ------------

Stockholder's equity
Common stock                                              248              2         36,927            36,604
Retained earnings (deficit)                              (127)             -         (3,477)           (3,153)
                                                 ------------   ------------   ------------      ------------
                                                          121              2         33,450            33,451
                                                 ------------   ------------   ------------      ------------
                                                 $        126              2         33,450      $     34,441
                                                 ============   ============   ============      ============

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                      HEI           HEIPC           Lake            HEI             HEI
                                                     Power       Philippine        Mainit          Power           Power
                                                     Corp.      Development,       Power,          Corp.           Corp.
                                                 International       LLC             LLC           China         China II
                                                 -------------- --------------  -------------- --------------  --------------
Revenues
Other                                                   $    -            590               3              7          $   99
Equity in net loss of subsidiaries                        (935)             -               -              -               -
                                                 -------------- --------------  -------------- --------------  --------------
                                                          (935)           590               3              7              99

Expenses-Other                                              44             98               2            434             969
                                                 -------------- --------------  -------------- --------------  --------------
Income (loss) before income taxes                         (979)           492               1           (427)           (870)
Income taxes                                                 -             79               -              8               -
                                                 -------------- --------------  -------------- --------------  --------------

Net income (loss)                                       $ (979)           413               1           (435)         $ (870)
                                                 ============== ==============  ============== ==============  ==============

Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                         HEIPC Phnom     Reclassifi-
                                             HEI            Penh           cations
                                            Power           Power            and
                                            Corp.        (Limited),      Eliminations
                                         Philippines         LLC          Dr. (Cr.)     Consolidated
                                        --------------- --------------  --------------- --------------
Revenues
Other                                          $  99               -                -         $  798
Equity in net loss of subsidiaries                 -               -             (935)             -
                                        --------------- --------------  --------------- --------------
                                                  99               -             (935)           798

Expenses-Other                                   143               -                -          1,690
                                        --------------- --------------  --------------- --------------
Income (loss) before income taxes                (44)              -             (935)          (892)
Income taxes                                       -               -                -             87
                                        --------------- --------------  --------------- --------------

Net income (loss)                               $(44)              -             (935)        $ (979)
                                        =============== ==============  =============== ==============

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 4 of 4
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                      HEI            HEIPC                             HEI            HEI
                                                     Power         Philippine     Lake Mainit         Power          Power
                                                     Corp.        Development,       Power,           Corp.          Corp.
                                                 International        LLC             LLC             China         China II
                                                 --------------  --------------- ---------------  -------------- ---------------
Retained earnings (deficit), beginning of year        $(2,174)              36           $(208)            (878)       $(1,109)
Net income (loss)                                        (979)             413               1             (435)          (870)
Common stock dividends                                      -             (300)              -                -              -
                                                 --------------  --------------- ---------------  -------------- ---------------

Retained earnings (deficit), end of year              $(3,153)             149           $(207)          (1,313)       $(1,979)
                                                 ==============  =============== ===============  ============== ===============

Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

(Continued)

                                                                     HEIPC        Reclassifi-
                                                      HEI          Phnom Penh       cations
                                                     Power           Power            and
                                                     Corp.        (Limited),      Eliminations
                                                  Philippines         LLC          Dr. (Cr.)      Consolidated
                                                 -------------- ---------------- --------------- ----------------
Retained earnings (deficit), beginning of year          $  (83)             -           (2,242)       $(2,174)
Net income (loss)                                          (44)             -             (935)          (979)
Common stock dividends                                       -              -             (300)             -
                                                 -------------- ---------------- --------------- ----------------

Retained earnings (deficit), end of year                $ (127)             -           (3,477)       $(3,153)
                                                 ============== ================ =============== ================

HEI POWER CORP. CHINA II AND SUBSIDIARIES                            Exhibit A-7
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 2000
(Unaudited)
(in thousands)

                                                              United                       Reclassifi-
                                                HEI            Power         Baotou          cations
                                               Power          Pacific       Tianjiao           and
                                               Corp.          Company         Power       Eliminations
ASSETS                                       China II         Limited       Co., Ltd.       Dr. (Cr.)    Consolidated
------------------------------------------ --------------  -------------- -------------  -------------- --------------
Cash and equivalents                          $     212               2            703               -      $     917
Notes receivable from affiliated companies         (481)            215              -               -           (266)
Property, plant and equipment, net               10,386           3,198          9,332               -         22,916
Other                                                 -               -             41               -             41
Investments in subsidiaries, at equity           12,633           8,939              -         (21,572)             -
                                           --------------  -------------- --------------  -------------- --------------
                                              $  22,750          12,354         10,076         (21,572)     $  23,608
                                           ==============  ============== ==============  ============== ==============

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------
Liabilities
Accounts payable                              $       -               -             19               -      $      19
                                           --------------  -------------- --------------  -------------- --------------
                                                      -               -             19               -             19
                                           --------------  -------------- --------------  -------------- --------------
Minority interests                                    -               -          1,290             451            839
                                           --------------  -------------- --------------  -------------- --------------

Stockholder's equity
Common stock                                     24,729          14,000          9,413          23,413         24,729
Accumulated deficit                              (1,979)         (1,646)          (646)         (2,292)        (1,979)
                                           --------------  -------------- --------------  -------------- --------------
                                                 22,750          12,354          8,767          21,121         22,750
                                           --------------  -------------- --------------  -------------- --------------
                                              $  22,750          12,354         10,076          21,572      $  23,608
                                           ==============  ============== ==============  ============== ==============

HEI POWER CORP. CHINA II AND SUBSIDIARIES                            Exhibit A-7
Consolidating Schedule - Loss Information                            Page 2 of 2
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                              United                       Reclassifi-
                                                HEI            Power         Baotou          cations
                                               Power          Pacific       Tianjiao           and
                                               Corp.          Company         Power       Eliminations
                                             China II         Limited       Co., Ltd.       Dr. (Cr.)    Consolidated
                                           --------------  -------------- --------------  -------------- --------------
Revenues
Other                                            $    2               -             10            (87)         $   99
Equity in net loss of subsidiaries                 (255)           (215)             -           (470)              -
                                           --------------  -------------- --------------  -------------- --------------
                                                   (253)           (215)            10           (557)             99
                                           --------------  -------------- --------------  -------------- --------------

Expenses-Other                                      617              40            312              -             969
                                           --------------  -------------- --------------  -------------- --------------

Net loss                                         $ (870)           (255)          (302)          (557)         $ (870)
                                           ==============  ============== ==============  ============== ==============

HEI POWER CORP. CHINA II AND SUBSIDIARIES
Consolidating Schedule - Accumulated Deficit Information
Year ended December 31, 2000
(Unaudited)
(in thousands)

                                                              United                       Reclassifi-
                                                HEI            Power         Baotou          cations
                                               Power          Pacific       Tianjiao           and
                                               Corp.          Company         Power       Eliminations
                                             China II         Limited       Co., Ltd.       Dr. (Cr.)    Consolidated
                                           --------------  -------------- --------------  -------------- --------------
Accumulated deficit, beginning of year          $(1,109)         (1,391)          (344)         (1,735)       $(1,109)

Net loss                                           (870)           (255)          (302)           (557)          (870)
                                           --------------  -------------- --------------  -------------- --------------

Accumulated deficit, end of year                $(1,979)         (1,646)          (646)         (2,292)       $(1,979)
                                           ==============  ============== ==============  ============== ==============

                                                                       Exhibit B
                                                                     Page 1 of 1

              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)



 Item No.                                           Year ended December 31, 2000
----------     -----------------------------------------------------------------


 1             Total Assets (at December 31)......................    $8,469,322

 2             Total Operating Revenues...........................     1,719,024

 3             Net Income.........................................        45,744




               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)



 Item No.                                           Year ended December 31, 2000
----------     -----------------------------------------------------------------


 1             Total Assets (at December 31).....................     $2,368,522

 2             Total Operating Revenues..........................      1,277,170

 3             Net Income........................................         87,286